Exhibit 5



FOR IMMEDIATE RELEASE

CONTACTS:    Brad Burns
             Claire Hassett
             1-800-644-NEWS


                           MCI SEEKS COURT APPROVAL
                    TO ACQUIRE REMAINING INTEREST IN DIGEX


ASHBURN, Va., July 24, 2003 - MCI (WCOEQ, MCWEQ) announced today that it has filed a motion with the U.S. Bankruptcy Court for the Southern District of New York seeking authorization to purchase all outstanding publicly traded common stock of Digex, Inc. for a total of approximately $18 million dollars. The purchase enables MCI to expand its managed services portfolio -- a key strategic objective of its Plan of Reorganization -- while assuring Digex and MCI customers that MCI is committed to supporting their hosting services.

Subject to the Bankruptcy Court's approval, MCI intends to make an offer to acquire all of the outstanding shares of Digex's publicly traded common stock. If MCI acquires approximately 75% of the outstanding shares of publicly traded common stock, MCI would then purchase all of the outstanding Digex preferred stock pursuant to an agreement with the owners of this stock. Digex would then merge with an MCI subsidiary. The transactions have been approved by MCI's Board of Directors.

MCI's offer, if and when made, would involve required filings with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of Digex. Digex's stockholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13E-3) to be filed by MCI, which such stockholders will be able to obtain free of charge from the SEC's website at http://www.sec.gov or from MCI by directing a request to WorldCom, Inc., 22001 Loudoun County Parkway, Ashburn, VA 20147.

ABOUT WORLDCOM, INC.
WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to HTTP://WWW.MCI.COM.

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